Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SmartSoda Holdings, Inc.
25700 Science Park Drive, Suite 370
Beachwood, OH 44122
www.smartsodagroup.com

Up to $1,070,000.00 in Common Stock at $0.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SmartSoda Holdings, Inc.
Address: 25700 Science Park Drive, Suite 370 , Beachwood, OH 44122
State of Incorporation: DE
Date Incorporated: February 15, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 20,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 2,140,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.50
Minimum Investment Amount (per investor): $200.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Time-based Perks*

Super Early Bird

Invest within first 24 hours, receive 20% bonus shares

Early Bird

Invest within first 10 days, receive 15% bonus shares

Amount Based Perks*

Invest $500+

Silver Package

Receive 2 gallons of CBD (20MG/16oz) infused soda in a fancy reusable glass bottle + 10% discount on future orders

Invest $1,000+

Gold Package

Receive 3 gallons of CBD (20MG/16oz) infused soda in a fancy reusable glass bottle + 15% discount on future orders

Invest $5,000+

Platinum Package

Receive 5 gallons of CBD (20MG/16oz) infused soda in a fancy reusable glass bottle + 20% discount on future orders and 5% in bonus shares

Invest $10,000+

Black Package

Receive JULI 5 unlimited alkaline and sparkling water unit for home/office use and 10% bonus shares

Invest $50,000+

Professional Package

Receive JULI 500 unlimited alkaline and sparkling water unit for restaurant use and 50 branded bottles and 15% bonus shares

*All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

SmartSoda Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Common Stock at $0.50 / share, you will receive 1,100 Common Stock shares, meaning you'll own 1,100 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Smart Soda is an elite healthy beverage provider, offering a unique platform that provides both commercial and individual customers access to unlimited alkaline water, including vitamin-infused flavored sparkling alkaline waters, and sodas. All flavored waters and sodas are made with only organic cane sugar (or zero sugar) that are 100% natural, vegan, kosher, antioxidant rich, gluten free and can be CBD infused.

Smart Soda's exclusive rent-to-own program allows commercial customers to serve their patrons the industry's premier beverage options. Our all-in-one, all-inclusive solution, which brings together market-leading waters and sodas, financing, and service, our customers can streamline processes while they generate additional revenue – up to $20,000 per month – by locally bottling and selling water and soda drawn from their machine. And with zero upfront investment, our program allows them to show positive ROI from day one.

In 2020 we plan to expand our brand and launch a pre-packaged, ready-to-drink product line, with a goal to be on major retail shelves within the year.

Competitors and Industry

While our main competitors are the major players – Coca-Cola and PepsiCo – they don't offer alkaline or sparkling mineral water or vitamin-infused sodas.

More modest competitors include Vero Water Inc., Natura Water and others, but they also fail to offer our specialty products (including CBD-infused options) and lack a full-service platform to drive their businesses.

Current Stage and Roadmap

• Smart Soda is an established brand in the industry that is already generating revenue and profit.

• We've accelerated our experimentation, tested our vitamin-infused waters and sodas and saw heightened interest from our target markets.

• Our Smart Soda beverages are currently being served in more than 100 commercial locations.

• We have a diverse client portfolio, and have established contracts with a substantial number of niche eateries, two large fast-casual restaurants and several corporate offices.

• Our products are also being served in approximately a dozen Bareburger locations and we anticipate comleting installations in a total 45 franchises by the end of Q4 2019.

The Team

Officers and Directors

Name: Julia Solooki, MBA

Julia Solooki, MBA's current primary role is with Clinic spectrum Inc. Julia Solooki, MBA currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, President and Chairman of the Board
  Dates of Service: February 25, 2019 - Present
  Responsibilities: Ms. Solooki is the Founder and President of Smart Soda Group, Inc running and developing retail and online sales operations as well as strategically developing channel partner relations while brainstorming new ideas, sales technics and vision for the company. Julia has 3,750,000 common shares and currency receiving $5,000 per month.

Other business experience in the past three years:

- **Employer:** Clinic spectrum Inc
  Title: Director Of Marketing
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Marketing

Name: Lior Shafir

Lior Shafir 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CEO and Board Member
  Dates of Service: February 28, 2019 - Present
  Responsibilities: Mr. Lior Shafir is a highly ranked executive in the water and beverage industry, and has demonstrated growth and leadership skills throughout his 20 year career in the field. Lior has 11,900,000 common shares and currency receiving $10,000 per month.

Other business experience in the past three years:

- **Employer:** Hassle Holdings, LLC
  Title: Managing Director
  Dates of Service: May 01, 2017 - December 31, 2018
  Responsibilities: Business development

Other business experience in the past three years:

- **Employer:** Smart Soda, LLC
  Title: CEO
  Dates of Service: January 01, 2015 - January 01, 1970

Responsibilities: Managing the business

Name: Solomon (Sol) Mayer

Solomon (Sol) Mayer's current primary role is with DropCar Inc (NASDAQ: DCAR). Solomon (Sol) Mayer currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: February 28, 2019 - Present
  Responsibilities: Mr. Solomon Mayer, also known as Sol, has been Interim CEO of Ironwood Gold Corp. since September 2015. Mr. Mayer has been CEO and President of Mooney Aviation Company since 1999. Mr. Mayer has been VP of International Medical Search Co. Sol has 2,000,000 common shares and has no salary.

Other business experience in the past three years:

- **Employer:** Innovative Food Holdings Inc (OTCMKTS: IVFH)
  Title: Board member
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Board member

Other business experience in the past three years:

- **Employer:** Blastgard International Inc (OTCMKTS: HCGS)
  Title: Board member
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Board member

Other business experience in the past three years:

- **Employer:** Microbot Medical Inc (NASDAQ: MBOT)
  Title: Board member
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Board member

Other business experience in the past three years:

- **Employer:** DropCar Inc (NASDAQ: DCAR)
  Title: Board member
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Board member

Name: Dror Tepper

Dror Tepper 's current primary role is with AJO Capital Wealth Management. Dror Tepper currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Corporate Finance and Board Member
  Dates of Service: February 28, 2018 - Present
  Responsibilities: Adviser. Dror has 1,000,000 common shares and has no salary.

Other business experience in the past three years:

- **Employer:** AJO Capital Wealth Management
  Title: Owner
  Dates of Service: January 01, 2000 - Present
  Responsibilities: He is responsible for overseeing AJO Capital Wealth Management . With a unique set of skills in finance and over 20 years of wall street experience in M&A, risk management, IPO originations, reverse mergers and complex financial transactions.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial

and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of 6 months. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our programs are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal,

human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

There is an outstanding lien against Lior Shafir and his previous company AquaTal USA Inc., by the creditor Shiboleth LLP.
There is an outstanding lien against Lior Shafir and his previous company AquaTal USA Inc., by the creditor Shiboleth LLP. Our Chief Executive Officer, Lior Shafir, previously owned and operated another company by the name of AquaTal USA Inc. In the course of operating that company, he made a personal guarantee on amounts owed to Shiboleth LLP. AquaTal USA Inc. refused to pay the amount owed and Shiboleth LLP obtained a judgment against AquaTal USA Inc. and Lior Shafir in the amount $94,278 by the New York Supreme Court - Civil Division. AquaTal USA Inc. engaged in a similar business to SmartSoda Holdings, Inc. If Shiboleth LLP believes IP or business was transferred from AquaTal USA, there is a risk that Shiboleth LLP could file a claim against Smart Soda, negatively impacting the company and its financial position.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and

will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rising Phoenix Holdings LLC - Fully owned and managed by Lior Shafir 100%	11,900,000	Common Stock	55.53

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,140,000 of Common Stock.

Common Stock

The amount of security authorized is 250,000,000 with a total of 21,430,000 outstanding.

Voting Rights

one vote tor each share of Common Stock

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

The board may determine the voting rights of preferred stock at a future date.

Material Rights

The Board (or any committee to which it may duly delegate the authority granted in this Article V) is hereby empowered to authorize the issuance from time to time of shares of Preferred Stock in one or more series, for such consideration and for such corporate purposes as the Board (or such committee thereof) may from time to time determine, and by filing a certificate (hereinafter referred to as a "Preferred Stock Designation") pursuant to applicable law of the Slate of Delaware as it presently exists or may hereafter be amended to establish from time to time for each such series the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, and the qualifications, limitations and restrictions thereof to the fullest extent now or hereafter permitted by this Certificate of Incorporation and the laws of the State of Delaware. including. without limitation, voting rights (if any), dividend rights, dissolution rights. conversion rights. exchange rights and redemption rights thereof, as shall be stated and expressed in a resolution or resolutions adopted by the Board (or such committee thereof) providing for the issuance of such series of Preferred Stock.

What it means to be a minority holder

As a minority holder of common shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $60,000.00
  Number of Securities Sold: 120,000
  Use of proceeds: Marketing
  Date: March 09, 2019
  Offering exemption relied upon: Rule 501 of Regulation D

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $20,000.00
  Number of Securities Sold: 40,000
  Use of proceeds: Marketing
  Date: April 29, 2019
  Offering exemption relied upon: Rule 501 of Regulation D

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 20,000
  Use of proceeds: Marketing
  Date: May 14, 2019
  Offering exemption relied upon: Rule 501 of Regulation D

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 20,000,000
  Use of proceeds: N/A
  Date: March 06, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 1,000,000
  Use of proceeds: N/A
  Date: September 04, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 100,000
  Use of proceeds: N/A
  Date: September 04, 2019
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 100,000
  Use of proceeds: N/A
  Date: August 30, 2019
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.01
  Number of Securities Sold: 50,000
  Use of proceeds: N/A
  Date: September 05, 2019
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Smart Soda generates sales and profits and has a secured transaction of approximately $500,000 (Bareburger - 45 locations). We have sales in hands in a total sum of $103,922.50, in addition to a total sum of $78,000 we have collected last week.

Our projection for Q4/19 Includes dozens of new sales (and possibly 2 chains with 300 and 15 locations).

All funds raised will be dedicated for growth, not for day to day business matters.

Historical results and cash flows:

Smart Soda business structure is set up to allow all of our equipment to be 50% paid upfront by the leasing company. The second part of our funding comes once the units are installed into establishment. Smart Soda's main expenses in the future will be decicated on expanding our Sales force, Launching the Ready-to- Drink product line as well as on our new marketing campaigns.

SmartSoda Holdings, Inc., are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beachwood, OH.

Smart Soda is an elite healthy beverage provider, offering a unique platform that provides both commercial and individual customers access to unlimited alkaline water, including vitamin-infused flavored sparkling alkaline waters, and sodas. All flavored waters and sodas are made with only organic cane sugar (or zero sugar) that are 100% natural, vegan, kosher, antioxidant rich, gluten free and can be CBD infused.

Smart Soda's exclusive rent-to-own program allows commercial customers to serve their patrons the industry's premier beverage options. Our all-in-one, all-inclusive solution, which brings together market- leading waters and sodas, financing, and service, our customers can streamline processes while they generate additional revenue locally bottling and selling water and soda drawn from their machine. And with zero upfront investment, our program allows them to show positive ROI from day one.

In 2020 we plan to expand our brand and launch a pre-packaged, ready-to-drink product line, with a goal to be on major retail shelves within the year.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Sales

The company started to sale and generate profits 7 months after incorporation. We have secured a $500,000 deal with a chain called Bareburger.

Account Receivables

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known☒and inherent risk in the account balance, and current economic conditions. As of October 24, 2019, the company had $134,986 in account receivables and $15,350 in allowance for doubtful.

Inventory

Inventories consist primarily of consist primarily of finished goods smart sodas and water dispensers. Inventories are recorded using a combination of FIFO and average method. As of October 24, 2019, the company carries total inventory in the amount of $3,683, however we have available in the US and Italy which we are buying back to back per order and a lead time of 14 days.

Debt

The company is debt free and using its working capital for day to day opration.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As october 24, 2019, the company has $4,334 cash in bank and is expecting $100,000 in the coming weeks from the leasing companies. The company recently commenced operations and as a new startup, is investing cash that comes in growing the business and scale. The company has enough working capital to run its operations with debt.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Smart Soda generates sales and profits and has a secured transaction of approximately $500,000 (Bareburger - 45 locations). We have sales in hands in a total sum of $103,922.50, in addition to a total sum of $78,000 we have collected last week.

Our projection for Q4/19 Includes dozens of new sales (and possibly 2 chains with 300 and 15 locations).

All funds raised will be dedicated for growth, not for day to day business matters.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Smart Soda is organically growing irrespective to the campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Smart Soda maintains a positive cash flow with a small overhead, and project to be able to fund the company for up to 5 years with the offering maximum, based on our current operational structure.

How long will you be able to operate the company if you raise your maximum funding goal?

Smart Soda maintains a positive cash flow with a small overhead, and project to be able to fund the company for up to 8+ years with the offering maximum, based on our current operational structure.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are a few additional future sources:

1. Current shareholders, which have invested in the company and are capable of participating in future rounds.

2. Angels, Private Equity and Venture capital (will be considered in a later stages).

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,715,000.00

Valuation Details:

Smart Soda's one year projection is based on a $1M investment (growing from 2 sales people to 200 reps + 4 sales managers, as well as launching our RTD line).

The projection will get adjusted in accordance to the amount that will be raised.

We are a part of the MAFSI, the Manufacturer's Agents Association for the Foodservice Industry. MAFSI has 270+ rep agencies, 220+ manufacturers and is 2,400 members strong. We have signed an agreement with Zink Food Service, MASFI's largest rep (50 sales people) and the goal is to get 200 reps (commission based only), to introduce Smart Soda to their clients. If each rep is able to sell 4 units per year we will hit our annual goal (800 units). We plan to participate in local/nationwide trade shows and will hire 2 more sales managers (east and west coast) to manage the reps. In addition, we believe Organic Soda Pops will also generate hundreds of leads per month based on a system we have developed.

Based on these sales, we are projecting approximately $5.6M in profits, some of the profit is based on pending deals and some based on future growth and leads that are coming from Organic Soda Pops. We believe we used a conservative valuation for this raise, and based on one year using the discount rate of 10.50% for the Present Value of All Future Cash Flows (Discounted Cash Flow) project an approximate current valuation of $5M.

Based on several previous transactions in this category such as Pepsico's purchase of Soda Strea (41x) and Coca Cola's purchase of Vitamin Water (10x), as well as we believe a market rate industry multiple of 6-8x to be reasonable, estimating our value at approximately $35M. We decided to use a more conservative valuation for our offering, at a reduced valuation of approximately $11M.

In addition we have few potential pending deals with franchises, which we can't disclose due to NDA and we are preparing to launch our ready to drink line. We believe that the topics listed above will support and educated projections.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Will be used for online marketing and leads.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  38.5%
  Marketing + Travels + Trade Shows - Equipment business Marketing + Travels + Trade Shows - RTD business

- *Research & Development*

5.0%
New soda formulas

- *Company Employment*
  15.0%
  Overhead 2 sales people Business manager

- *PR*
  10.0%
  PR for the company and its producs

- *RTD - Launch*
  10.0%
  Packaging & Raw Material supplies + First production 100,000 bottles

- *Sales tools and Consumers events.*
  18.0%
  Sales Reps – tools and Demos (Equipment) + Giveaways / consumer events (RTD)

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.smartsodagroup.com (https://www.smartsodagroup.com/investor-relations/#/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/smart-soda

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SmartSoda Holdings, Inc.

[See attached]

SMARTSODA HOLDINGS, INC.
Financial Statements (Unaudited) and Independent Accountant's Review Report As of
Inception (February 15, 2019) to October 24, 2019

SmartSoda Holdings, Inc.
Index to Financial Statements
(unaudited)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Smartsoda Holdings, Inc.
Beachwood, Ohio

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Franny's Distribution, Inc. (the "Company,"), which comprise the balance sheets as of Inception (February 15, 2019) to October 24, 2019 and the related statement of operations, statement of shareholders' equity (deficit), and cash flows from Inception (February 15, 2019) to October 24, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Marko Glisic, CPA

Marko Glisic, CPA

Los Angeles,
California 10/25/2019

SMARTSODA HOLDINGS, INC.
BALANCE SHEET
AS OCTOBER 24, 2019
(unaudited)

	October 24, 2019
ASSETS	
Current Assets	
Cash and Cash Equivalents	4,334
Accounts Receivables, net	119,636
Inventory	3,683
Total Current Assets	127,653
Non Current Assets	
Computers	1,079
Furniture & Fixtures	5,255
Accumulated Depreciation	(436)
Total Fixed Assets	5,898
	-
TOTAL ASSETS	$ 133,551
LIABILITIES & EQUITY	
Current Liabilities	
Accounts Payable	2,584
Accrued Liabilities	2,005
Total Current Liabilities	4,589
Total Liabilities	4,589
Equity	
Common Stock, par value $0.0001 250,000,000 shares authorized, 21,430,000 issued and outstanding	2,143

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Preferred Stock, par value $0.0001
5,000,000 shares authorized, 0 issued and
outstanding - -

Additional Paid in Capital	114,028
Subscription Receivable	(1,963)
Retained Earnings	-
Net Income	14,754
Total Equity	128,962
TOTAL LIABILITIES & EQUITY	$ 133,551

SMARTSODA HOLDINGS, INC.
STATEMENT OF OPERATIONS
FOR INCEPTION (FEBRUARY 15, 2019) TO OCTOBER 24, 2019
(unaudited)

		October 24, 2018
Revenue	$	276,616
Cost of goods Sold		3,275
Gross Margin		273,341
Expenses		
General and Administrative		241,218
Sales and Marketing		16,933
Total Operating Expenses		258,151
Operating Income/(Loss)		15,190
Depreciation Expense		(436)
Interest Expense		-
Other Loss/(Income)		-
Income/Loss before provision for income taxes		-
Provision for income taxes		-
Net income	$	14,754

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

- 5 -

SMARTSODA HOLDINGS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR INCEPTION (FEBRUARY 15, 2019) TO OCTOBER 24, 2019
(unaudited)

	Common stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount				
Inception (February 15, 2019)	-	$ -	$ -	$ -	$ -	$ -
Issuance of Founders Shares	21,430,000	2,143	(1,963)	-	-	180
Contribution	-	-	-	114,028	-	114,028
Distribution	-	-	-	-	-	-
Net income (loss)	-	-	-	-	14,754	14,754
Balance at October 24, 2019	21,430,000	2,143	(1,963)	114,028	14,754	128,962

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SMARTSODA HOLDINGS, INC.
STATEMENT OF CASH FLOWS
FOR INCEPTION (FEBRUARY 15, 2019) TO OCTOBER 24, 2019
(unaudited)

		October 24, 2019
Cash flows from operating activities		
Net income	$	14,754
Depreciation		436
Bad Debt		15,350
Total Adjustments to reconcile Net Cash Provided By Operations:		
Accounts Receivable		(134,986)
Inventory		(3,683)
Accounts Payable		2,584
Accrued Liabilities		2,005
Net Cash Provided by Operating Activities:		**(103,540)**
Cash flows from Investing Activities		
Fixed Assets		(6,334)
Net cash received from financing activities		**(6,334)**
Cash flows from financing activities		
Common Stock		180
Contribution		114,028
Net cash received from financing activities		**114,208**
Net (decrease) increase in cash and cash equivalents		4,334
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	**$**	**4,334**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Non Cash Investing and Financing Activities:
    Subscription Receivable $ 1,963

NOTE 1 – NATURE OF OPERATIONS

SmartSoda Holdings, Inc. was formed on February 15, 2019 ("Inception") in the State of Delaware. The financial statements of SmartSoda Holdings, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beachwood, OH.

Smart Soda is an elite healthy beverage provider, offering a unique platform that provides both commercial and individual customers access to unlimited alkaline water, including vitamin-infused flavored sparkling alkaline waters, and sodas. All flavored waters and sodas are made with only organic cane sugar (or zero sugar) that are 100% natural, vegan, kosher, antioxidant rich, gluten free and can be CBD infused.

Smart Soda's exclusive rent-to-own program allows commercial customers to serve their patrons the industry's premier beverage options. Our all-in-one, all-inclusive solution, which brings together market-leading waters and sodas, financing, and service, our customers can streamline processes while they generate additional revenue locally bottling and selling water and soda drawn from their machine. And with zero upfront investment, our program allows them to show positive ROI from day one.

In 2020 we plan to expand our brand and launch a pre-packaged, ready-to-drink product line, with a goal to be on major retail shelves within the year.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Year end
The company is on a calendar year end.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 24, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Account Receivables
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of October 24, 2019, the company had $134,986 in account receivables and $15,350 in allowance for doubtful.

Inventory
Inventories consist primarily of consist primarily of finished goods smart sodas and water dispensers. Inventories are recorded using a combination of FIFO and average method. As of October 24, 2019, the company carries total inventory in the amount of $3,683.

Property and Equipment
Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. As of October 24, 2019, the Company has $6,334 in property and equipment and $436.

Revenue Recognition
The Company will recognize revenues primarily from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Ohio state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

On April 29, 2019, the company entered a rental agreement for an office space with North Pointe Reality, Inc for an amount of $3,428.67. The lease commences on June 15, 2019 and ends after 12 months. The company made a security deposit in the amount of $3,428.67. The company was granted the first 3 months for free and started paying rent on September 15, 2019.

As of October 24, 2019, rent expense is in the amount of $8,850.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 250,000,000, shares of our common stock with par value of $0.0001. As of October 24, 2019, 21,430,000 shares of common stock are issued and outstanding for a value of $2,143.

Preferred Stock
We have authorized the issuance of 5,000,000, shares of our preferred stock with par value of $0.0001. As of October 24, 2019, none of the preferred shares stock are issued and outstanding.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred income tax provision for deferral and state income taxes for the year October 24, 2019.

	10/24/2019
Current:	
Federal, state, and local expense/(benefit)	(28,066)
Foreign	0
Total expense/(benefit)	(28,066)
Deferred	
Federal, state, and local expense/(benefit)	(34,330)
Foreign	0
Total non-current expense (benefit)	(34,330)
Valuation Allowance	62,396
Total	-

Deferred tax assets (liabilities) comprised the following:

	10/24/2019
Operating Accruals	34,330
Net Operating Loss	28,066
Valuation Allowance	(62,396)
Total	-

Since the Company expects to continue operating positively based on prior historical experience, no valuation allowance has been applied against deferred tax assets. The company has $100,292 in federal and state net operating losses. State net operating losses will expire in 2039.

NOTE 7 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after October 24, 2019 through October 25, 2019, the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine

Start Investing Get Funding Sign In

This offering is not live or open to the public at this moment.

Smart Soda

Drink Brilliant

SMART
SODA
DRINK BRILLIANT



Website Beachwood, OH FOOD & BEVERAGE

Smart Soda is the world's first water company to offer vitamin-infused flavored sparkling alkaline waters and sodas made with only organic cane sugar. Our drinks are 100% natural, vegan, kosher, antioxidant rich, gluten free and can be CBD infused.

$0.00 raised

0 Investors	**96** Days Left
$0.50 Price per Share	**$10.7M** Valuation
Equity Offering Type	**$200.00** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates 0 Comments Follow

Reasons to Invest

- Massive Market - The fountain and ready to drink beverage market is over $198 Billion
- Experienced Team - CEO was the US exclusive partner/distributor of Soda Stream Professional (Soda Stream acquired by Pepsi Co for $3.2B) and served as the chairman of AquaTal Group
- Strong Traction - Machines are already operating in hotels, restaurants, and offices including Holiday Inn, Bareburger, and Allianz

Smart Soda is the elite healthy beverage alternative ready to disrupt the conventional $250B+ U.S. soft drinks market.

Smart Soda introduces

- One of the world's only vitamin-infused fountain sodas
- One of the world's only CBD-infused fountain sodas
- The most unique unlimited alkaline water systems for restaurants



An unmet demand

A revolution is taking the water and soft drink industry by storm. In 2018, for the 14th consecutive year, carbonated soft drink sales declined, creating unprecedented opportunity to disrupt a largely overlooked US$250B U.S. soft drinks market

Health-conscious baby boomers and millennials with lofty quality expectations are driving the market, snubbing both traditional soft drinks loaded with high-fructose corn syrup and their "diet" counterparts that are muddled with unidentifiable artificial sweeteners. Instead, they're demanding healthier alternatives.

The market opportunity

Smart Soda is uniquely poised to take advantage of this paradigm shift. Smart Soda's exclusive rent-to-own, all-inclusive package brings together the product solution, financing and service, allowing our customers to streamline processes while they generate additional revenue – up to $20,000 per month – by locally

bottling and selling water and soda drawn from their machine.

Most of our current revenue is coming from commercial sales to niche restaurants, vegan eateries, and more health-focused establishments. Our fountain soda, soda gun, and other commercial equipment options have also been extremely well-received. To help enhance our brand alongside our customers' in a sustainable way, we also sell customizable bio-degradable cups and reusable bottles. In 2020, we plan to expand our brand and launch a pre-packaged, ready-to-drink product line, with a goal to be on major retail shelves within the year.


SMART SODA
OUR INDUSTRIES ARE SET TO SKYROCKET
MARKET FORECAST
60% GROWTH FOR NON-ALCOHOLIC BEVERAGES BY 2025. $967B TO $1.6T
CRAFT SODA MARKET
MARKET IS EXPECTED TO GROW TO $732M BY 2025
HEALTH & WELLNESS DRIVER
BEVERAGE CATEGORY WITH HEALTH AND WELLNESS ATTRIBUTES ARE OUTPERFORMING ANY OTHER CATEGORY
WATER
BOTTLED WATER IS THE LARGEST BEVERAGE CATEGORY IN THE US
SODA MARKET
U.S. SOFT DRINKS MARKET ESTIMATED AT OVER $250B

Sources in order of appearance from left to right: Beverage Marketing Corporation, QYResearch, Grand View Research, Research and Markets, Financial Buzz


SMART SODA
CBD SALES IN THE U.S. EXPECTED TO GROW FAST
CONSUMER SALES OF CANNABIDIOL PRODUCTS IN THE U.S. (IN MILLION U.S. DOLLARS)
1,918
1,614
1,197
845
534
367
260
178



*projected
Source: Hemp Business Journal

@StatistaCharts

statista ◢

We acquired 100% of Organic Soda Pops

Q3 2019, Smart Soda acquired 100% of Organic Soda Pops (OSP) a smart and dedicated system of 37 domains, based in San Francisco, California. OSP was founded in 2015 by Tony Lapshioff and has consistently been considered one of the top global online destinations for those seeking healthier beverage options. OSP is home to more than 50 soda manufacturers from around the world and is dedicated to consumers looking to purchase organic/natural soda or those looking to learn more about their healthier options. OSP is considered an "authority" in the market and provides Smart Soda daily business leads from qualified targets.





Pioneering into CBD-infused craft sodas

Like all our products, our CBD-infused sodas made with alkaline water, contain only organic cane sugar and are 100% natural, vegan, kosher, antioxidant-rich and gluten-free. They are crafted with 20mg of the highest quality, USDA organic, and biodynamically grown hemp.

Unlike THC, the active ingredient in marijuana, CBD doesn't impact the mental state. It's largely known for its healing and wellness properties. CBD-infused drinks are increasing in both popularity and availability as cannabis products and marijuana become legalized in states across the US. As Americans are becoming health-conscious and avoiding traditional sodas, CBD-infused beverages are becoming widely accepted for personal wellness use and anti-inflammatory treatments.

Smart Soda's CBD-infused sodas are/will be available as follows:

Bag-in-a-box (BIB) – for commercial use
Smart Soda's BIB is the optimal and most economical solution for restaurants, bars, offices, and other organizations currently using a soda fountain or a soda gun. The product is delivered as a standard BIB, containing syrup-infused with 20mg USDA organic and biodynamic CBD per 16oz serving of soda.

Each BIB contains 5 gallons of syrup and designed to produce about 500 16oz servings of CBD-infused soda.

Ready-to-drink (RTD) – coming in 2020
Our RTD bottles are perfect for consumers on the go. These 16oz drinks are made using the same natural ingredients as our Bag-in-a-box formula but bottled in a way that's made with the end consumer in mind.





 **OUR PRODUCTS**

TOTAL BEVERAGE SOLUTIONS

SODA	WATER ONLY
NATURAL SODA DISPENSERS (BIB)	ALKALINE, MINERALIZED AND SPARKLING WATER SYSTEMS
	
Price Range - A Monthly Lease of $300 - $450	Price Range - A Monthly Lease of $99 - $350

 **OUR PRODUCTS**

WORLD'S FIRST VITAMIN INFUSED BEVERAGES

BIB
RTD
MADE WITH ALKALINE MINERALIZED WATER (pH +8.5) AND ANTIOXIDANTS.
• FLAVORED SPARKLING WATER (RTD & BIB). AVAILABLE IN 32 FLAVORS.
• CBD INFUSED DRINKS • ALKALINE TEAS • WATERS
THE WORLD'S ONLY VITAMIN INFUSED SODA, BLENDED WITH VITAMINS B-3, B-12.
32 FLAVORS
Bag-In-A-Box (BIB) (5 gallons) of syrup.
Each BIB produces 32.5 gallons of soda (no ice)
and 65 gallons (with ice)
Ready-to-Drink (RTD) (16oz bottles)







VITAMIN INFUSED
ANTIOXIDANTS
MINERALS ADDED
KOSHER
CBD INFUSED
MADE WITH
ALKALINE WATER
WHAT DIFFERENTIATES
SMART
SODA
DRINK BRILLIANT
ENVIRONMENTALY
FRIENDLY
NON GMO
ORGANIC
CANE CSUGAR
NO SUGAR
ZERO CALORIE
OPTIONS
100% VEGAN
NON
GMO
VEGAN



SMART
SODA
CUSTOMIZED BOTTLES



OUR **REFILLABLE**, **SUSTAINABLE**, **CUSTOMIZED** **GLASS BOTTLES**, ARE AN **IDEAL WAY** TO SERVE **SMART SODA**.

SMART SODA BOTTLES TO-GO








OUR **PORTABLE**, **REFILLABLE**, BOTTLES **TO-GO**, ARE **IDEAL** FOR **TAKING SMART SODA** WITH YOU, WHEREVER **YOU GO**.

SMART SODA ALKALINE BENEFITS



COMPARISON CHART



Source: Cure The Incurable - Antioxidant Alkaline Water Changes Your Life by Dr. Jeon Hyoung, Ph.D.





REVENUE STREAMS

RESTAURANTS

COST
LOW COST PER MONTH FOR THE RESTAURANT. **SAVINGS INCLUDE LOGISTICS** (NO ORDERING, STORING OR CHILLING WATER) AND **NO NEED TO BUY BOTTLED AND/OR SPARKLING WATER.**



$350-$450

AVERAGE NET PROFIT
MONTHLY PROFITS BY OFFERING UNLIMITED **SPARKLING** AND **ALKALINE WATER.**



$5-$25k

SODA ACCOUNTS (BIB)
400% > GROSS PROFIT ON SODA SALES PER DRINK



400% >

SMART SODA

PROFIT PER RESTAURANT
CASH UPFRONT, RECEIVED FROM OUR EQUIPMENT FINANCING PARTNER.



$9-$10k

REVENUE PER RESTAURANT
UPFRONT (VIA FINANCING PARTNER), **NO BILLING, NO COLLECTIONS** AND **NO BAD DEBT.**



$16-$20k

SODA ACCOUNTS (BIB)
50% > GROSS PROFIT ON SYRUP SALES - APPROXIMATELY **$1,500 PER MONTH,** PER LOCATION



50% >

SMART SODA

OUR PARTNERS



OUR PARTNERS



REFRESCO IS THE WORLD'S LARGEST INDEPENDENT BOTTLER FOR RETAILERS AND A-BRANDS IN EUROPE AND NORTH AMERICA. THE PRODUCTION PLATFORM COVERS 59 MANUFACTURING SITES IN EUROPE, US, CANADA AND MEXICO, **PROVIDING CUSTOMERS WITH CLOSE PROXIMITY AND RELIABLE SERVICE ACROSS GEOGRAPHIES.**



KEN'S BEVERAGE IS A **PREMIERE PROVIDER OF BEVERAGE EQUIPMENT SERVICES**. KEN'S BEVERAGE OFFERS **NATIONWIDE EQUIPMENT SERVICE AND INSTALLATION**, WHICH ALLOWS S**MART SODA TO SELL NATIONWIDE**.



SMART SODA IS A **MAFSI MEMBER**. MAFSI IS A **COMMERCIAL FOOD SERVICE ORGANIZATION** WITH 275 REP AGENCIES, 260 MANUFACTURERS AND 2,400 MEMBERS. **WE HAVE HIRED 6 MAFSI GROUPS**, INCLUDING **ZINK** WHICH IS MAFSI's LARGEST GROUP.



FOR NEARLY 40 YEARS ZINK FOODSERVICE PROVIDES COMPREHENSIVE SALES, MARKETING DISTRIBUTION AND INSTALLATION SERVICES FOR PREMIERE MANUFACTURERS AND AUTHORIZED DEALERS OF FOODSERVICE EQUIPMENT AND SMALL WARES. FROM DESIGN SPECIFICATIONS ORDERING, INSTALLATION AND AFTER SALE SUPPORT — **ZINK FOODSERVICE IS A FULL SERVICE BRANDING OFFICE FOR ITS MANUFACTURERS.**



ASCENTIUM CAPITAL IS A **LEADING PROVIDER OF EQUIPMENT FINANCING SOLUTIONS. ASCENTIUM CUSTOM MADE A UNIQUE FINANCING PROGRAM** FOR **SMART SODA** TO PAVE THE WAY FOR **FAST** AND **FLEXIBLE FINANCING** FOR **ALL** OF **SMART SODA'S PROGRAMS.**



ACTIVE CLIENT ACCOUNTS





HOTELS / WEDDING HALLS

CORPORATIONS

GOURMET BURGERS















Brooks Gourmet Burgers and Dogs · Organic Bareburger · Dirt Burger

COMMUNITY CENTERS

Drexel University · The Kabbalah Centre™ learn transform connect · NeueHouse · San Jose Museum of Art · Rolling Hills Country Club · Chabad

ITALIAN RESTAURANTS

La Dolce Vita · Maiella · Capri · Barosa · Portofino Ristorante · La Gondola Restaurant Catering Beverly Hills

FRENCH RESTAURANTS

Edwins · Shiloh's · Mike's Bistro New York

ENTERTAINMENT VENUES

SPiN United by Ping Pong · Shanghai Jazz Restaurant • Bar

STEAKHOUSES

XO Prime Steaks · The Loft · Salt Creek Grille · Glatt-A-La-Carte · Bluff City BBQ · Brooklyn Steak Co · TPG The Prime Grill · Shiloh's A Modern Steakhouse

CAFES

Copper Coin · On The Way Cafe · Nature's Oasis · Muscat · Luna · Elite café · Piper's · Sweet Melissa's Cafe · Buenos Aires Café · Sweet Pop Fizz

ASIAN / SUSHI RESTAURANTS











Sosh · Sushi-Thai of Naples · Ani Ramen · Susanna Foo gourmet kitchen · Butterfish

RUSSIAN RESTAURANTS

Vis à Vis · Lique Miami

AMERICAN RESTAURANTS

Bea · Bayside Diner · nOboWine & Grill · Bison Bourbon · Paul's On Times Square

MEDITERRANEAN RESTAURANTS

Colbeh · Fontana · Zizi Limona · Blend · Mediterraneo · Hapina · Kat & Theo · 18 · Orchidea

SMART SODA CASE STUDY

BAREBURGER

Organic Bareburger





LOCATIONS: 45

STATES:
NY, NJ, CT, GA, OH, MD

DISTRIBUTED BY: **Sysco**

PROJECTION 2019:
$500,000 (EQUIPMEMT)

PROJECTION 2019:
$100,000 (SYRUPS)



"**BAREBURGER** IS **THRILLED** TO **HAVE SMART SODA** IMPLEMENTED **THROUGOUT OUR LOCATIONS** AND **FACILITIES**. USUALLY ONE WOULD SACRIFICE TASTE FOR HEALTH BENEFITS, NOT THE CASE HERE. **SMART SODA BEVERAGES** ARE SOME OF THE **BEST TASTING, VITAMIN INFUSED SODAS** WE'VE EVER SERVED. **IT WAS A NO-BRAINER**, AND **WE COULDN'T BE HAPPIER** ABOUT THE CONVERSION".

Savvas S. Xanthos (a.k.a. Dr. X)
COO-Bareburger Group LLC.

September 18, 2019

United States of America
United States Patent and Trademark Office

SMARTSODA

Reg. No. 5,318,712

Registered Oct. 24, 2017
2000 Auburn Dr., Suite 200
Beachwood, OHIO 44122

Int. Cl.: 32
CLASS 32: Soda pops; Soda water; Aerated water; Club soda; Cream soda; Ice cream soda; Italian soda; Ramune (Japanese soda pops); Soft drinks, namely, sodas

Trademark
FIRST USE 1-1-2017; IN COMMERCE 1-1-2017

Principal Register
THE MARK CONSISTS OF STANDARD CHARACTERS WITHOUT CLAIM TO ANY PARTICULAR FONT STYLE, SIZE OR COLOR

SER. NO. 87-301,052, FILED 01-13-2017



SMART SODA DRINK BRILLIANT

WHAT WE ARE OFFERING

INVEST $500 OR MORE
SILVER PACKAGE

RECEIVE
2 GALLONS OF CBD (20MG/16OZ) INFUSED SODA IN A FANCY REUSABLE GLASS BOTTLE +10% DISCOUNT ON FUTURE ORDERS.



INVEST $1,000+ GOLD PACKAGE

RECEIVE
3 GALLONS OF CBD (20MG/16OZ) INFUSED SODA IN A FANCY REUSABLE GLASS BOTTLE +15% DISCOUNT ON FUTURE ORDERS.

INVEST $5,000+ PLATINUM PACKAGE

RECEIVE
5 GALLONS OF CBD (20MG/16OZ) INFUSED SODA IN A FANCY REUSABLE GLASS BOTTLE +20% DISCOUNT ON FUTURE ORDERS AND 5% IN BONUS SHARES.

INVEST $10,000+ BLACK PACKAGE

RECEIVE
JULI 5 UNLIMITED ALKALINE AND SPARKLING WATER UNIT FOR HOME / OFFICE AND 10% BONUS SHARES.

INVEST $50,000+ PROFESSIONAL PACKAGE

RECEIVE
JULI 500 UNLIMITED ALKALINE AND SPARKLING WATER UNIT FOR RESTAURANT USE + 50 BRANDED BOTTLES AND 15% BONUS SHARES.

*Discount option is valid for 12cmonths, shipping is included in US only.
*Units do not include installation and maintenance.

*All perks occur after the offering is completed.

SMART SODA — EXIT STRATEGY

IF SMART SODA BECOMES THE "GO-TO" DESTINATION FOR HEALTHY BEVERAGES, WE WOULD BE AN IDEAL TARGET FOR AQUISITION BY COMPANIES THAT ARE CATCHING UP WITH THE TIMES; RETAILERS AND BEVERAGE COMPANIES, COMPETING IN THIS CATEGORY.

$1.7B
Dr. Pepper
AQUIRED
bai BRANDS
FOR $1.7 BILLION
(7.4 X REV)

$4.1B
Coca-Cola
AQUIRED GLACEAU'S
vitaminwater
FOR $4.1 BILLION
(11.7 X REV)

$348M
Unilever
AQUIRED
TAZO
FOR $384 MILLION
(3.4 X REV)

$3.2B
pepsi
AQUIRED
sodastream
FOR 3.2 BILLION
(6 X REV)
IPO PRICE:
-$20 P/S
EXIT PRICE:
-$143 P/S

PUBLIC COMPANY (BEVRRAGE) COMPARABLES:
WTER (NASDAQ) -TRADING @ $2.18 - **MNST (NASDAQ)** -TRADING @ $63.83

Invest in Smart Soda today!

Passion, mission and values

For us, Smart Soda isn't just a business. It's a mission. Our vision is to contribute to the improvement of our population's overall health and well-being by expanding the availability of healthy beverage options, while providing value to our clients and their customers, maintaining the highest level of integrity and transparency, and generating returns for our investors.

We are committed to being an environmentally-friendly solution that will contribute to a reduction in commercial energy and transportation costs, as well as a decrease in the use of non-compostable bottles. We're passionate about what we do. We trust we will drive significant change and a noticeable difference in the beverage industry, as well as in people's lives.

We are looking for investors with our same values and goals who want to join our mission and grow alongside our team. Any capital raised will allow us to hire more salespeople to take our product to market, elevate our brand awareness, and break into the ready-to-drink space. We're eager to make Smart Soda more widely available to everyday consumers.

Meet Our Team





Julia Solooki, MBA

Co-Founder, President & Chairman

Ms. Solooki is the Co-Founder and President of Smart Soda Holdings, Inc., running and developing retail and online sales operations as well as strategically developing channel partner relations while brainstorming new ideas, sales technics and vision for the company.

Lior Shafir

Co-Founder & CEO - Board Member

Mr. Lior Shafir is a highly ranked executive in the water and beverage industry, and has demonstrated growth and leadership skills throughout his 20 year career in the field.

His global marketing strategy and sales precision tactics have landed him great opportunities both in the local and global

Julia is responsible for the operation and expansion of Smart Soda's global branding, and investor relations.

Prior to founding Smart Soda Julia held a series of leadership positions in the health care services arena , responsible for marketing and sales strategy as well as a committee seat on the Board of education for Healthcare Billing Management Association. Julia is a published author and has a series of articles on revenue cycle management for healthcare business professionals.

In her free time Julia loves to travel, learn new languages and psychology.

markets. Serving as past chair and CEO at AquaTal, his skills have attracted Soda Stream to acquire Aqua Tal and offered to hire him as the CEO of Soda Stream water division (a newly formed division). By the end of 2011 Lior has moved to the U.S.

Two years later Soda Stream has asked Lior to join their U.S. forces and he assumed the role as the sole US distributor with Soda Stream Professional. As the CEO, he is responsible for the tactical placement and planning of sales and marketing strategies and overall business direction and vision . In 2015 the company launched its preliminary product line while still evaluating the market demand and has sold $1.5M+ in revenue 2015/2016 alone.



Solomon (Sol) Mayer
Investor & Board Member

Mr. Solomon Mayer, also known as Sol, has been Interim CEO of Ironwood Gold Corp. since September 2015. Mr. Mayer has been CEO and President of Mooney Aviation Company since 1999. Mr. Mayer has been VP of International Medical Search Co. since 2002. He has held various executive level positions and has successfully overseen several businesses from conception through profitability.

He is a senior business executive with expertise in business relations, sales and marketing, corporate management and enterprise financial path growth and operation, purchasing and negations for multi-million dollar businesses and organizations in diverse industries both nationally and internationality. He has extensive experience in international connections with governments and private industry.

Mr. Mayer serves as the President and Director of Chai Lifeline and is a board member of Mishkon and Laniado



Michael Stefanov, MBA
Director Of Sales

Michael Stefanov - Director of Sales - As Director of Sales, Michael oversees lead generation and sales pipeline across the Smart Soda brand. Michael joined the company in 2018, when he saw an industry opportunity that inspired him to change his career direction. Motivated by the possibility to break into an untapped market, provide quality products and serve a community dedicated to healthy living, he is passionate about delivering better beverage options. Prior to joining Smart Soda, Michael spent more than 10 years leading several regional and national finance teams in the mortgage and corporate banking space. Throughout his career, his teams have surpassed aggressive sales targets and set the pace for peers in the industry.



Helen Rothman-Schoeller
Creative Design Manager

Helen Rothman-Schoeller – Creative Design Manager - Helen has been designing across a broad range of settings for a wide variety of clients for over twenty years. She's worked as both a staff and freelance designer and art director at agencies large and small, and has contributed significantly to virtually every phase of the process. From entertainment and beauty branding, event collateral and advertorial work, to commercial story boards, fashion and beauty advertising, as well as photo book design and packaging. She's developed a specialized expertise in conceptualizing and art directing photo shoots as well as creating photo illustrations. She holds a Bachelor degree in Graphic Design from F.I.T.



John Knowles Buckner, PhD
Investor & Advisory Board

Dr. Buckner is an accomplished investor with over four decades of experience. In a change of pace from the past, Dr. Buckner recently entered the fields of marketing automation and e-commerce with a lead investment in Pica9, Inc. and founding memberships in Music Meme LLC and Organic Soda Pops LLC. Small but rapidly growing, these investments can be followed at the .com URLs: CampaignDrive, rockerteeshirts, and organicsodapops, respectively.

Dr. Buckner is especially proud to have led Control Data's restructuring in the late 1980's, which culminated in the Initial Public Offering of Commercial Credit Company. At the time, it was the second largest IPO in history. Commercial Credit under Sandy Weill ultimately became CitiGroup, Inc. Dr. Buckner feels blessed to have experienced many exceptional mentors and colleagues, including Robert Weinig, the CFO of Eastern Gas and Fuel Associates and Frank Zenie the

Hospital, organizations dedicated to assisting profoundly ill children.

president of Waters Associates. Mssrs Weinig and Zenie were key to Dr. Buckner's transition from science and engineering to finance and investing.



Robert T. Glickman
Counsel

Robert T. Glickman is the managing principal and a senior litigation principal at McCarthy Lebit.

Rob graduated from Case Western Reserve University School of Law in 1992. Prior to joining the firm, Rob served as an Assistant Cuyahoga County Prosecutor in the Major Trial Unit wherein he was responsible for handling aggravated murder, white collar crime, and other high profile cases. He tried one of the first cases in the community that was televised on Court TV and received a subsequent featurette on Dateline NBC.

In 2001, Rob was appointed by Governor Bob Taft to serve as Judge for the Cuyahoga County Court of Common Pleas. While there, Rob presided over cases involving complex civil and criminal issues. Rob retired from the bench in 2004.

Rob has served as adjunct professor of law at Cleveland State University 's Cleveland-Marshall College of Law, teaching advanced trial advocacy. He is also a frequent lecturer and panelist at various continuing education seminars.



Tony Lapshinoff
Founder at Organic Soda Pops

Tony Lapshinoff is the founder of Organic Soda Pops and became involved with eCommerce in 2009. Tony has a long and rich history in the organic food and beverage industry since his older brother Nik Amartsteff was a pioneer in the health food industry and was vice president of Erewhon food company founded by Michio Kushi. As a young teen Tony lived with his brother Nik and his wife Joanne and together they shared a home in BrooKline MA with environmentalist, entrepreneur, author and activist Paul Gerard Hawken who was president of Erewhon at the time and his then wife Dora. Prior to his career in technology/eCommerce Tony Lapshinoff worked with famed San Francisco interior designer John Wheatman. From 1984 to 1986 Tony studied at Ron Bailie School if Broadcast and graduated with diplomas in radio an television production and produced/directed music videos that included live concert's for renowned bands such as Bachman, Turner Overdrive (BTO) and The Guess Who. In the 1990s Tony was a licensed general contractor in the state of California and specialized in Victorian restoration.



Dror Tepper, BS
Director of Corporate Finance & Board Member

Mr. Tepper is a founding partner of AJO Capital and serves as a member of the Executive Committee. With a unique set of skills in finance and over 20 years of wall street experience in M&A, risk management, IPO originations, reverse mergers and complex financial transactions. Involved in more than $1 billion of transactional business. Prior to founding AJO Capital, Mr. Tepper held key positions at Gunn Allen Financial, Investec Ernest & Company and Josephthal Lyon & Ross. Spearheaded and expanded business development efforts with private and public companies ranging from emerging growth to the middle market. Maintained and expanded internal lists of private equity groups, investment funds, institutional and accredited investors, as well as micro and small cap investment banks/broker-dealers focused on underwriting equity financing for IPO's, PIPE's Initiated, advised and managed over 100 company clients through the initial public offering (IPO) and reverse takeover (RTO) processes providing capital formation guidance and investor awareness (investor & public relations) services.



Jane Tsirulnik
Office Manager

As an office manager, Jane is in charge of all the financial and administrative responsibilities.

Jane joined the company in 2019.

She is in charge of all the A/P, A/R, analyzing business expenses and revenues.

Jane graduated CSU with a degree in BA.

During her free time, she loves to spend time with her family, travel to new places, read and learn more about different countries cultures.

Offering Summary

Company	:	SmartSoda Holdings, Inc.
Corporate Address	:	25700 Science Park Drive, Suite 370 , Beachwood, OH 44122
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$200.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	20,000
Maximum Number of Shares Offered	:	2,140,000
Price per Share	:	$0.50
Pre-Money Valuation	:	$10,715,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Time-based Perks*

Super Early Bird

Invest within first 24 hours, receive 20% bonus shares

Early Bird

Invest within first 10 days, receive 15% bonus shares

Amount Based Perks*

Invest $500+

Silver Package

Receive 2 gallons of CBD (20MG/16oz) infused soda in a fancy reusable glass bottle + 10% discount on future orders

Invest $1,000+

Gold Package

Receive 3 gallons of CBD (20MG/16oz) infused soda in a fancy reusable glass bottle + 15% discount on future orders

Invest $5,000+

Platinum Package

Receive 5 gallons of CBD (20MG/16oz) infused soda in a fancy reusable glass bottle + 20% discount on future orders and 5% in bonus shares

Invest $10,000+

Black Package

Receive JULI 5 unlimited alkaline and sparkling water unit for home/office use and 10% bonus shares

Invest $50,000+

Professional Package

Receive JULI 500 unlimited alkaline and sparkling water unit for restaurant use and 50 branded bottles and 15% bonus shares

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

SmartSoda Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Common Stock at $0.50 / share, you will receive 1,100 Common Stock shares, meaning you'll own 1,100 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1:

For 14 consecutive years carbonated soft drink sales have declined, signaling consumers are fed up with lackluster bottled water, soft drinks loaded with high-fructose corn syrup and their "diet" counterparts filled with artificial sweeteners.

They want better options, with real health benefits – like alkaline water, sparkling flavored waters, better for your sodas infused with the vitamins and minerals to help them keep going strong in their hectic day-to-day lives. And they don't want to sacrifice taste or quality.

They want it all readily available in their cafes and restaurants, at their offices, in their health clubs, and on store shelves.

The problem is, no single provider can offer all these beverage options in one place.

We're on a mission with our beverage alternatives to satisfy this unmet demand and change the way people drink with our all-in-one beverage solutions.

Smart Soda's offers commercial and individual customers access to unlimited alkaline water, vitamin-infused sodas, and zero calorie flavored sparkling waters. They are 100% made of organic cane sugar, natural, vegan, kosher, non-GMO, antioxidant rich and gluten free.

Our products can also be CBD-infused while remaining certified organic.

Our clients don't have to go outside Smart Soda to receive the best-in-class financing. With our all inclusive program, we offer the best logistics in the business.

In addition to our full-service beverage solution, we're getting ready to launch our ready-to-drink program, which should be on retailer shelves by the end of 2020.

To strengthen Smart Soda's digital presence, we recently acquired 100% of Organic Soda Pops, home to more than 37 unique domains. This makes Smart Soda one of the most visible options among those searching the web for organic and natural soda products.

Bareburger is thrilled to have Smart Soda implemented throughout our location and facilities. Usually one would sacrifice taste for health benefits, this is truly not the case. Smart Soda's beverages are some of the best tasting, vitamin infused, made with alkaline wate. It was really a no brainer, and we're really excited to having this conversion made.

So join us, and be a part of this revolutionary journey, with your own stake in Smart Soda as we continue to penetrate the massive beverage market. Let's make history together.

Video #2:

Savvas – COO BareBurger:

Bareburger is thrilled to have Smart Soda implemented throughout our location and facilities. Usually one would sacrifice taste for health benefits, this is truly not the case. Smart Soda's beverages are some of the best tasting, vitamin infused, made with alkaline wate. It was really a no brainer, and we're really excited to having this conversion made.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:17 PM 02/15/2019
FILED 04:17 PM 02/15/2019
SR 20191063739 - File Number 7283675

CERTIFICATE OF INCORPORATION

OF

SMARTSODA HOLDINGS, INC.

The undersigned, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the "General Corporation Law of the State of Delaware"), hereby certifies that:

First. The name of the corporation is: SmartSoda Holdings, Inc.

Second. The address of the corporation's registered office in the State of Delaware is to be located at 1013 Centre Road, Suite - 403S, Wilmington, Delaware 19805, County of New Castle. The name of the corporation's registered agent at such address is Registered Agents Legal Services, LLC.

Third. The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth. The name of the incorporator of this corporation is Frank J. Hariton. The mailing address of the incorporator of this corporation is 1065 Dobbs Ferry Road, White Plains, New York 10607.

Fifth. STOCK

Section 1. Authorized Stock. The Corporation shall be authorized to issue 255,000,000 shares of capital stock, of which 250,000,000 shares shall be shares of common stock, par value $0.0001 per share (the "Common Stock"), and 5,000,000 shares shall be shares of preferred stock, par value $0.0001 per share ("Preferred Stock").

Section 2. Common Stock. Except as otherwise provided by law, or by the resolution or resolutions adopted by the Board designating the rights, powers and preferences of any series of Preferred Stock, the holders of outstanding shares of Common Stock shall have the right to vote on all matters, including the election of directors, to the exclusion of all other stockholders, and holders of Preferred Stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote. Each holder of record of Common Stock shall be entitled to one vote for each share of Common Stock standing in the name of the stockholder on the books of the Corporation.

Section 3. Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series. The Board (or any committee to which it may duly delegate the authority granted in this Article V) is hereby empowered to authorize the issuance from time to time of shares of Preferred Stock in one or more series, for such consideration and for such corporate purposes as the Board (or such committee thereof) may from time to time determine, and by filing a certificate (hereinafter referred to as a "Preferred Stock Designation") pursuant to applicable law of the State of Delaware as it presently exists or may hereafter be amended to establish from time to time for each such series the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, and the qualifications, limitations and restrictions thereof to the fullest extent now or hereafter permitted by this Certificate of Incorporation and the laws of the State of Delaware, including, without limitation, voting rights (if any), dividend rights, dissolution rights, conversion rights, exchange rights and redemption rights thereof, as shall be stated and expressed in a resolution or resolutions adopted by the Board (or such committee thereof) providing for the issuance of such series of Preferred Stock. Each series of Preferred Stock shall be distinctly designated. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(a)   the designation of the series, which may be by distinguishing number, letter or title;

(b)   the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(c)   the amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

(d)   the dates at which dividends, if any, shall be payable;

(e)   the redemption rights and price or prices, if any, for shares of the series;

(f)   the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

(g)   the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(h)   whether shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(i)   the restrictions on the issuance of shares of the same series or of any other class or series; and

(j)   the voting rights, if any, of the holders of shares of the series.

Section 4. No Preemptive Rights. No holder of any of the shares of any class or series of stock or of options, warrants or other rights to purchase shares of any class or series of stock or of other securities of the Corporation shall have any preemptive right to purchase or subscribe for any unissued stock of any class or series or any additional shares of any class or series to be issued by reason of any increase of the authorized capital stock of the Corporation of any class or series, or bonds, certificates of indebtedness, debentures or other securities convertible into or exchangeable for stock of the Corporation of any class or series, or carrying any right to purchase stock of any class or series, but such unissued stock, additional authorized issue of shares of any class or series of stock or securities convertible into or exchangeable for stock, or carrying any right to purchase stock, may be issued and disposed of pursuant to resolution of the Board of Directors to such persons, firms, corporations or associations, whether such holders or others, and upon such terms as may be deemed advisable by the Board of Directors in the exercise of its sole discretion.

Sixth.   To the fullest extent permitted by the General Corporation Law of the State of Delaware (as such law currently exists or may hereafter be amended so long as any such amendment authorizes action further eliminating or limiting the personal liabilities of directors), a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director. Any repeal or modification of this paragraph by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation with respect to any act or omission occurring prior to the time of such repeal or modification.

Seventh.   Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

Signed on February 15, 2019



Frank J. Hariton, Incorporator